THE LAW OFFICES OF

THOMAS C. COOK

ATTORNEY AND COUNSELOR AT LAW

10470 W. CHEYENNE AVENUE, SUITE 115, PMB 303

LAS VEGAS, NEVADA 89129

(702) 524-9151

tccesq@aol.com

April 7, 2025

Matthew Crispino

Division of Corporate Finance

US Securities and Exchange Commission

Washington, DC 20549

Re:TV Channels Network, Inc.

Registration Statement on Form S-1

Filed April 4, 2025

File No. 333-284628

Dear Mr. Crispino:

The undersigned counsel represents the interests of TV Channels Network, Inc.  We are in receipt of your comment letter dated April 7, 2025, and have the following responses:

Amendment No. 2 to Form S-1

Explanatory Note, page iii

1. You disclose in this section that you are registering for resale 2,516,550 shares of common stock. On the cover page of the resale prospectus, in the selling shareholder table, and in the legality opinion, however, you disclose that you are registering for resale 2,550,550 shares. Please revise your disclosure to remove the inconsistency.

Answer:  The explanatory note has been revised to disclose that we are registering for resale 2,550,550 shares of common stock.

Selected Financial Data, page 4

2.  We note the revisions you made in response to prior comment 2. Please revise so that:

The column headings for your balance sheet and income statement data reflect that the amounts presented in the 2023 columns have been restated from amounts previously presented.

The heading of your 2023 income statement data column indicates that amounts presented are "For the year ended" December 31, 2023.

The amount of "Total other assets" and "Net income (loss) applicable to common shareholders" presented for each period are consistent with amounts presented in your audited financial statements.

The descriptions of your financial statement line items are consistent with those used in your audited financial statements.

Answer:  The requested revisions have been made to our Selected Financial Data.

Capitalization, page 19

3. Please revise so that:

• The first sentence on this page correctly identifies the period presented in the capitalization table.

• Amounts presented in the "actual" column are consistent with those in your balance sheet on page F-2.

• The description of common stock (par value, number of authorized, issued and outstanding shares and number of shares issued and outstanding) is consistent with amounts presented on your balance sheet and the number of shares issued and outstanding on a pro forma basis are disclosed for both post-offering scenarios.

• The amounts presented in the "post-offering' columns are adjusted as necessary in light of changes made to amounts presented in the "actual" column.

Answer:  The revisions to the Capitalization table have been made as requested.

Use of Proceeds, page 20

4. You state in your response to prior comment 2 that you have added disclosure that $1.5 million of the net proceeds of the offering will be allocated to the salary of your Chief Executive Officer; however, we cannot locate this disclosure. Please provide this disclosure and revise the percentage of net proceeds to be used for each purpose accordingly.

Answer:  In the Use of Proceeds section, we made the following disclosure:

“35% of the net proceeds (approximately $[ ]) for hiring of a national sales team and general employee staffing, including $1.5 million to be allocated to the salary of our Chief Executive Officer;”

The percentages of net proceeds have been revised accordingly.

Directors, Executive Officers, Promoters, and Control Persons and Corporate Governance, page 33

5. Please provide the information required by Regulation S-K Item 401 for Mr. Okechukwa Ukah and Dr. Marshall Thompson.

Answer:  The information required by Regulation S-K Item 401 for Okechukwa Ukah and Marshall Thompson has now been provided.

Committees of the Board of Directors, page 36

6. Please identify which directors will serve on each board committee and who qualifies as an audit committee financial expert.

Answer:The members of the Board who will serve on each board committee have now been identified, and Mr. George has been identified as the board member who qualifies as an audit committee financial expert.

Statements of Stockholders' Equity (Deficit), page F-4

7.  As requested in prior comment 9, please revise the line item reflecting balances as of December 31, 2023 to indicate that they have been restated from those previously reported.

Answer: The line item in question has been revised as requested.

Exhibits 23.1 Consent of Independent Registered Public Accounting Firm, page II-6

8. We note your revisions in response to prior comment 10. Please have your auditor revise to indicate that their consent applies to this Form S-1/A. They should also consider the need to provide a currently dated consent in light of the changes made to the audit opinion and financial statements since March 28, 2025.

Answer:  Our auditor has provided a currently dated consent which has been revised as requested.

General

9. Please provide risk factor disclosure that specifically addresses the risks to investors if your common shares are not approved for listing by Nasdaq, but you choose to proceed with the resale offering. These risks would include the impact on the liquidity of the market for your shares, the value of the shares and price volatility.

Answer:  The requested risk factor has been added to the registration statement.

Should you have any further questions or comments, please do not hesitate to contact me at the number and address above.

Sincerely,

/s/ Thomas C. Cook

Thomas C. Cook, Esq.